TO Recipient | Send newsletter to the recipient

FROM Arrived <team@mail.arrived.com>

SUBJECT 💌 Your Wefunder Reservation

Arrived

Arrived x Wefunder

THANK YOU FOR YOUR RESERVATION REQUEST

Hi there,

Thank you for your interest in investing in Arrived equity. We really appreciate the trust you are placing in us.

A reminder that we are currently only collecting interest. **DO NOT wire any funds to Wefunder.**

In a few months, when we finalize the reservation stage, we will allocate investment amounts across all the interested parties. Investors will have the option to select a new payment method and complete their investment. We will also host a webinar to discuss the opportunity to invest in Arrived equity and answer any questions you may have.

As mentioned, this small community investment round can only raise $500,000, which means we cannot guarantee investors will be able to invest their entire desired amount. Final allocations may only be a fraction of that desired investment amount.

Thank you again for your trust. Please reach out if you have any questions in the interim.



Happy investing,

Ryan Frazier

CHAT WITH US

Need 1x1 support? Reply to this email to get in touch with an Arrived team member.

HELP CENTER

Visit our Help Section to learn more about Arrived, answers to FAQs, and more.

INVESTING IN ARRIVED WEBINAR

Ryan Frazier, Arrived CEO, and Cameron Wu, VP of Investments, will be hosting webinars to talk about how to get started with rental property investing. Sessions are held on Tuesdays at 9:00 am PST and Fridays at 1:00 pm PST each week (unless otherwise posted). Register for a FREE webinar.

ARRIVED ON REDDIT 📣

Be a part of the conversation on the Official Arrived Subreddit! Ask us anything, connect with other real estate investors, and share feedback. Our team can't wait to chat with you.

Our mailing address is:
Arrived Homes
1700 Westlake Ave N, Suite 200
Seattle, WA 98109

Additional Information

Arrived was voted Geekwire's 2023 Startup of the Year - https://www.geekwire.com/2023/geekwire-awards-2023-revealed-community-honors-top-innovation-in-pacific-northwest-tech/

Important Information

* Past performance does not guarantee future returns. Hypothetical returns are not inclusive of potential property disposition costs. For more information, refer to the Offering Circular.

Arrived Holdings, Inc. ("Arrived"), as the manager of Arrived Homes, LLC ("Arrived Homes") and Arrived STR, LLC ("Arrived STR", and together with Arrived Homes, the "Arrived Issuers"), operates the arrived.com website (the "Site") and is not a broker-dealer or investment advisor. All securities related activity is conducted through Dalmore Group LLC, a registered broker-dealer and member of FINRA/SIPC, located at 525 Green Place, Woodmere, NY 11598. You can review the brokercheck for Dalmore here. An up-to-date Dalmore Form CRS is available here.

You should speak with your financial advisor, accountant and/or attorney when evaluating any offering. Neither Arrived, the Arrived Issuers nor Dalmore make any recommendations or provides advice about investments, and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. The Site may make forward-looking statements. You should not rely on these statements but should carefully evaluate the offering materials in assessing any investment opportunity, including the complete set of risk factors that are provided as part of the offering circular for your consideration.

The Arrived Issuers are conducting public offerings pursuant to Regulation A, as amended, through the Site. The offering circulars and related filings for the Arrived Issuers can be found here. Past performance is no guarantee of future results. Investments such as those on the Arrived platform are speculative and involve substantial risks to consider before investing, outlined in the respective offering materials and including, but not limited to, illiquidity, lack of diversification and complete loss of capital. Key risks include, but are not limited to, limited operating history, limited diversification, risk of asset damage or theft and lack of voting rights. Also, the adverse economic effects of the COVID-19 pandemic are unknown and could materially impact this investment. An investment in an offering constitutes only an investment in a particular series and not in Arrived Homes or the underlying asset(s). Investors should carefully review the risks located in the respective offering materials for a more comprehensive discussion of risk.

From time to time, the Arrived Issuers will seek to qualify additional series offerings of securities under regulation A. For offerings that have not yet been qualified, no money or other consideration is being solicited and, if sent in response, will not be accepted. No offer to buy securities of a particular offering can be accepted, and no part of the purchase price can be received, until an offering statement filed with the Securities and Exchange Commission (the "SEC") relating to that series has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification by the SEC. An indication of interest involves no obligation or commitment of any kind.

Investment overviews contained herein contain summaries of the purpose and the principal business terms of the investment opportunities. Such summaries are intended for informational purposes only and do not purport to be complete, and each is qualified in its entirety by reference to the more-detailed discussions contained in the respective offering circular filed with the SEC.

The Arrived Issuers do not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation for more information.
An active trading market for any series of Arrived Homes or Arrived STR interests may not develop or be sustained. If an active public trading market for Arrived Homes or Arrived STR series interests does not develop or is not sustained, it may be difficult or impossible for you to resell your interests at any price. Even if an active market does develop, the market price could decline below the amount you paid for your interests. There is no assurance that the Arrived platform will provide an active market for resales of Arrived Homes or Arrived STR series interests. Further, without the Arrived platform, it may be difficult or impossible for you to dispose of your interests. If the market develops for any series of Arrived Homes or Arrived STR interests, the market price of such interests could fluctuate significantly for many reasons, including reasons unrelated to performance, the underlying assets or any series, such as reports by industry analysts, investor perceptions or announcements by competitors regarding their own performance, as well as general economic and industry conditions.